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                                                        SEC FILE NUMBER

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                                                         CUSIP NUMBER

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check one): |X| Form 10-K  |_| Form 20-F  |_| Form 11-K  |_| Form 10-Q
             |_| Form 10-D  |_| Form N-SAR  |_| Form N-CSR
             For Period Ended: December 31, 2010
                               ---------------------------------
             |_| Transition Report on Form 10-K
             |_| Transition Report on Form 20-F
             |_| Transition Report on Form 11-K
             |_| Transition Report on Form 10-Q
             |_| Transition Report on Form N-SAR
             For the Transition Period Ended:
                                              ----------------------------

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Gramercy Capital Corp.
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Full Name of Registrant


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Former Name if Applicable

420 Lexington Avenue
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Address of Principal Executive Office (Street and Number)

New York, New York 10170
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a)   The reason described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense
    | (b)   The subject annual report, semi-annual report, transition report on
|X| |       Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
    |       portion thereof, will be filed on or before the fifteenth calendar
    |       day following the prescribed due date; or the subject quarterly
    |       report or transition report on Form 10-Q or subject distribution
    |       report on Form 10-D, or portion thereof, will be filed on or before
    |       the fifth calendar day following the prescribed due date; and
    | (c)   The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in Gramercy Capital Corp.'s (the "Company") Current Report on Form 8-K filed with the Securities and Exchange Commission on March 14, 2011, the Company extended the maturity date of its (i) $240.5 million mortgage loan (the "Goldman Mortgage Loan") with Goldman Sachs Mortgage Company ("GSMC"), Citicorp North America, Inc. ("Citicorp") and SL Green Realty Corp. ("SL Green," and, collectively with GSMC and Citicorp, the "Mortgage Lenders"), and (ii) $549.7 million senior and junior mezzanine loans (the "Gramercy Realty Mezzanine Loans") with KBS Debt Holdings, LLC ("KBS"), GSMC, Citicorp and SL Green (collectively, the "Mezzanine Lenders") from March 13, 2011 to April 15, 2011 (the "Extension Period"). The extension was intended to provide the parties additional time (i) to exchange and consider proposals for an extension, modification, restructuring or refinancing of the Goldman Mortgage Loan and the Gramercy Realty Mezzanine Loans (collectively, the "Gramercy Realty Loans") and, if such discussions fail, (ii) to explore an orderly transition of the collateral securing the Gramercy Realty Loans to the Mortgage Lenders and the Mezzanine Lenders (collectively, the "Gramercy Realty Lenders"). There can be no assurance of when or if the Company will be able to accomplish such extension, modification, restructuring or refinancing, or on what terms such extension, modification, restructuring or refinancing, if any, would be. Should negotiations with the Gramercy Realty Lenders fail to produce an extension, modification, restructuring or refinancing of the Gramercy Realty Loans prior to the extended maturity date, at any time thereafter the Gramercy Realty Lenders could seek to exercise available remedies, which could include foreclosing on the collateral securing the Gramercy Realty Loans, which are secured by mortgages on certain properties owned by the Company's Gramercy Realty division and by pledges of equity interests in substantially all of the entities constituting Gramercy Realty division.

The Company has determined that it cannot complete or file its consolidated financial statements on Form 10-K for the year ended December 31, 2010 within the prescribed time period without unreasonable effort or expense due to the continuing uncertainty regarding when, how or if the Gramercy Realty Loans will be extended, modified, restructured or refinanced. Additional time, which could include most or all of the Extension Period, is required for the parties to negotiate, or fail to negotiate, an extension, modification, restructuring or refinancing of the Gramercy Realty Loans, and the manner in which the Gramercy Realty Loans are resolved will significantly impact the Company's presentation of its consolidated financial statements. Once a resolution of the Gramercy Realty Loans has been achieved, the Company will complete and file its Form 10-K for the year ended December 31, 2010 as expeditiously thereafter as practicable.

Certain statements included in this Form 12b-25 are forward-looking statements within the meaning Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements above include, but are not limited to, the status and result of negotiations with lenders. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For more information regarding risks and uncertainties that may affect the Company's future results, review the Company's filings with the Securities and Exchange Commission.

                  Persons who are to respond to the collection of information
SEC1344(04-09)    contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
Jon W. Clark                   212                 297-1000
-----------------------    ----------------    ---------------------------------
            (Name)           (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
    is no, identify report(s).                        Yes |X| No |_|
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                      Yes |_| No |X|
    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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                             Gramercy Capital Corp.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  March 17, 2011                  By  /s/ Jon W. Clark
      -----------------------             -----------------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Sec.232.201 or Sec.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Sec.232.13(b) of this chapter).

6. Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (Sec.232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (Sec.232.201 and Sec.232.202 of this chapter).